                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.______)*



                      WACKENHUT CORRECTIONS CORPORATION
                  -----------------------------------------
                               (Name of Issuer)




                                 COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  929798106
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 929798106                         13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George R. Wackenhut
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        107,530
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                      12,000,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       107,530
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                12,000,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,107,530
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          55.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 929798106                         13G        PAGE   3   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ruth J. Wackenhut
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     12,000,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                12,000,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          54.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 4 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

    [ ] Check the following box if a fee is being paid with this statement:

Item 1(a)   Name of Issuer:

            Wackenhut Corrections Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            4200 Wackenhut Drive, #100
            Palm Beach Gardens, Florida 33410-4342

Item 2(a)   Name of Person Filing:

            George R. and Ruth J. Wackenhut

Items 2(b)  Address of Principal Business Office, or, if none, Residence:

            4200 Wackenhut Drive, #100
            Palm Beach Gardens, Florida 33410-4342

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:

            929798-10-6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

            (a)   [ ]   Broker or Dealer registered under Section 15 of the Act.

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Act.

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act.

            (e)   [ ]   Investment Adviser registered under Section 203 of the
                        Investment Advisors Act of 1940.

            (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Rule
                        13d-(b)(1)(ii)(F).

            (g)   [ ]   Parent Holding Company, in accordance with Rule
                        13d-1(b)(ii)(G). (Note: See Item 7).

            (h)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4      Ownership:

            (a)   Amount Beneficially Owned:                 12,107,530(1)(2)

            (b)   Percent of class:                                     55.2%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote   107,530(2)

                 (ii)   shared power to vote or to direct the
                        vote                                    12,000,000(1)

                (iii)   sole power to dispose or to direct the
                        disposition of                             107,530(2)

                 (iv)   shared power to dispose or direct the
                        disposition of                          12,000,000(1)

---------------------
(1) George R. Wackenhut and his wife, Ruth J. Wackenhut, beneficially own approximately 50.004% of the Series A Common (voting) Stock of The
     Wackenhut Corporation. By virtue of their control of The Wackenhut Corporation, George R. and Ruth J. Wackenhut are deemed indirect beneficial owners of the Issuer's stock beneficially owned by The Wackenhut Corporation. As of December 31, 1996, The Wackenhut Corporation, through its wholly-owned subsidiary, Tuhnekcaw, Inc., a Delaware corporation ("Tuhnekcaw"), indirectly beneficially owned 12,000,000 or 54.7% of the Issuer's common stock. As a result, George R. and Ruth J. Wackenhut are deemed to have shared voting and dispositive power for such 12,000,000 shares. Prior to December 1994, The Wackenhut Corporation directly beneficially owned 6,000,000 shares of the Issuer. The Wackenhut
     Corporation originally acquired beneficial ownership of such shares at the time of the incorporation of the Issuer in 1988 and as a result of a subsequent stock dividend issued prior to Issuer registering its common stock under Section 12(g) of the Securities and Exchange Act of 1934. The Issuer's 2 for 1 stock dividend of 6/3/96 caused such number of shares to be restated as 12,000,000. George R. and Ruth J. Wackenhut are deemed to have acquired their indirect beneficial ownership in such shares at the time The Wackenhut Corporation acquired its beneficial ownership in such shares.
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                                                               Page 5 of 5 Pages

(2) Includes shares subject to options which have been granted to George R. Wackenhut and which are immediately exercisable.


Item 5     Ownership of Five (5%) Percent or Less of a Class:

           Not applicable

Item 6     Ownership of More than Five (5%) Percent on Behalf of Another Person:

           Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

           Not applicable

Item 8     Identification and classification of members of the group:

           Not applicable

Item 9     Notice of Dissolution of Group:

           Not applicable

Item 10    Certification:

           Not applicable


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:                  2-11-97
                        -----------------------------------------------

            Signature:          /s/ George R. Wackenhut
                        -----------------------------------------------

            Name:                   George R. Wackenhut


            Date:                  2-11-97
                        -----------------------------------------------

            Signature:          /s/ Ruth J. Wackenhut
                        -----------------------------------------------

            Name:                   Ruth J. Wackenhut